ProGaming Platforms Corp.
60 Mazeh Street, Apt 12
Tel Aviv 65789
ISRAEL

September 7, 2010

By Fax and Edgar

Mr. Matthew M Crispino
Attorney-Advisor
Securities and Exchange Commission
Fax:        202-772-9210

Re: ProGaming Platforms Corp.
Registration Statement on Form S-1 - Amendment No. 1
Originally Filed August 4, 2010
File No. 333-168527

Dear Mr. Crispino:

ProGaming Platforms Corp. (“ProGaming”) acknowledges receipt of the letter dated August 31, 2010 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").  Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Amended Draft") and have tracked all changes in the edgarized document for ease of review.  The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings.  Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments.  Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that ProGaming is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

ProGaming Platforms Corp.
60 Mazeh Street, Apt 12
Tel Aviv 65789
ISRAEL

General

1.
You provide information about the market for your products and services that is based upon reports or studies authored by third parties.  Please provide supplemental copies of the reports or other source documentation from which this market or other data is extracted.  Also, please clearly mark any third-party sources used to highlight the applicable portion or section containing the data you use in the prospectus, and cross-reference it to the appropriate location in your prospectus.  Advise whether any of the third-party reports were prepared for you or for use in connection with the offering.  As examples only, please provide copies of the relevant portions of the information from the following third-party materials cited in your prospectus:

•  The article entitled “Online Gaming Statistics,” dated April 2010;

•  The report by BBC News dated March 24, 2009;

•  The report by Screen Digest regarding the online gaming market in Europe and North America;

•  The July 10, 2009 press release issued by comScore, Inc.;

•  The 2009 report by NPD Group regarding the number of full-game digital downloads in the U.S.

Response:  Attached please find copies of (1) the article entitled “Online Gaming Statistics” dated April 2010, (2) the report by BBC News dated March 24, 2009 referencing the Screen Digest findings, (3) the July 10, 2009 press release issued by comScore, Inc., and (4) the 2009 report by NPD Group.  The Screen Digest report is cited in the BBC News report (Item 2), and we do not have a copy of the original Screen Digest report.  We have marked the third party sources to highlight the portions containing the date used in the prospectus.  The data from Item (1) (“Online Gaming Statistics”), Item (2) (BBC News), and Item (4) (NPD Group) appear in the Market Opportunity section on pages 29 and 30 of the document.  The data from Item (3) (comScore, Inc.) appear in the Market Opportunity section on page 30 and in the Target Market section on page 31.  None of the third-party reports were prepared at our request or for our use in connection with the offering.

Risk Factors

Risks Relating to Our Lack of Operating History

2.  “We have a history of operating losses and we may not achieve future revenues or operating profits,” page 8

2.
You state that you anticipate operating losses for the next 10 months, but that you do not anticipate generating revenues before the second half of 2012, which will likely be more than 10 months from the date of this prospectus.  Please advise.

Response:  Revised.  We have revised Risk Factor No. 2 on page 8 of the document to state that “we anticipate generating losses until we are able to generate revenues.  We do not anticipate generating revenues before the second half of 2012.”

28.  “There is no public market for the securities and even if a market is created, the market price of our common stock will be subject to volatility,” page 15

ProGaming Platforms Corp.
60 Mazeh Street, Apt 12
Tel Aviv 65789
ISRAEL

3.
Please revise the risk factor under this subcaption to clearly indicate that the quotation of your shares on the OTC Bulletin Board depends on the filing of an application for such quotation by a market maker, and that there is no guarantee that a market maker will file such application.  In this regard, we note your statement on page 2 that you currently have no market maker who is willing to list quotations for your stock.

Response:   Revised.  We have amended Risk Factor No. 28 on page 15 of the document to reflect that the fact that quotation of our securities on the OTC Bulletin Board is dependent on our finding a market maker willing to file an application for quotation, that there is no guarantee that we will do so, and that an application for quotation may not be successful.  The amended portion of Risk Factor No. 28 now states as follows:

“However, quotation of our common stock on the OTC Bulletin Board is dependent on our finding a market maker willing to file an application for quotation on our behalf.  We do not currently have a market maker and there is no guarantee that we will find a market maker willing to file an application for quotation or that any such application will be successful.  If, for any reason, our securities are not eligible for initial or continued quotation on the OTC Bulletin Board or we do not find a market maker willing to file an application for quotation, or a public trading market does not develop, purchasers of the common stock may have difficulty selling their securities should they desire to do so and purchasers of our common stock may lose their entire investment if they are unable to sell our securities.”

Determination of Offering Price, page 19

4.
You state that you believe that the price per share of the shares being offered pursuant to this registration statement is what potential investors would be willing to pay.  On page 2 of your document, however, you state that you have arbitrarily determined the offering price of $0.05 per share, and that the offering price bears no relationship to your assets, book value, earnings or any other customary investment criteria.  Given that price per share was arbitrarily determined, please tell us the basis for your belief that potential investors would be wiling to pay the price per share set for this offering.  In the alternative, you may remove such language as to what potential investors would be willing to pay.

Response:  Revised.  We have revised the paragraph under the heading “Determination of the Offering Price” on page 19 of the document by removing the sentence regarding what potential investors would be willing to pay for our shares.  Please see the Amended Draft.

Directors, Executive Officer, Promoters and Control Persons, page 22

5.
You state that Mr. Lowenstein and Mr. Uziel intend to devote approximately 50% of their respective business time to your company.  Please revise to provide the approximate number of hours that your executive officers and directors will devote to your company’s operations.

Response:  Revised.  We have revised the biographies of Mr. Levinas, Mr. Lowenstein, and Mr. Uziel to state that each intends to devote approximately 20-25 hours per week to the Company.  Please see the Amended Draft.

ProGaming Platforms Corp.
60 Mazeh Street, Apt 12
Tel Aviv 65789
ISRAEL

Description of Business

Our Software Product, page 30

6.
You state in this section that you expect to license your online gaming platform to at least four online game service providers in the United States by the end of fiscal year 2011.  Please disclose the basis for this expectation.  For example, please disclose if you have had discussions with any online game service providers about your proposed product.

Response:  Revised.  We have revised the first paragraph on page 31 of the document to replace our “expectation” to license the platform to at least four online game services with our “hope” to license the platform to at least four online game services by the end of fiscal 2011.  The revised paragraph reads as follows:

“We intend to license our online gaming platform to online game service providers in the United States.  We hope to license our online gaming platform to at least four (4) online game service providers in the United States by the end of fiscal year 2011; however, we cannot provide any assurances that we will be able to meet this goal.”

Plan of Operation

Percent of Net Proceeds Received, page 35

7.
Please expand the table in this section to show the proceeds that you will earn if you sell only 10% and 25% of the shares being offered.  Also, avoid using the term “minimum level” to refer to selling 50% of your offered securities, as there is no minimum number of securities that you must sell in this offering.  Please revise the narrative disclosure in this section to clarify that you will be unable to execute on your business plan if you sell less than 75% of the offered securities.  Also, disclose in this section and in the risk factor section that, given you expected offering expenses, you must sell at least 20% of the securities being offered to avoid losing money in this offering.

Response:  Revised.  We have revised the table on page 35 of the document to show proceeds that we will earn if we sell 10% and 25% of the shares being offered.  The revised table appears below:

Percent of Net Proceeds Received

					Maximum
Percentage of Offered Shares Sold	10%	25%	50%	75%	100%
Shares Sold	200,000	500,000	1,000,000	1,500,000	2,000,000
Gross Proceeds	$10,000	$25,000	$50,000	$75,000	$100,000
Less Offering Expenses	$(20,000)	$(20,000)	$(20,000)	$(20,000)	$(20,000)
Net Offering Proceeds	$(10,000)	$5,000	$30,000	$55,000	$80,000

In addition, we have removed references to “minimum level” throughout the section.  We have also added a statement that we will be unable to execute on our business plan if we sell less than 75% of the offered securities, and that we must sell at least 20% of the shares being offered to avoid losing money in this offering.   Please see the Amended Draft.

ProGaming Platforms Corp.
60 Mazeh Street, Apt 12
Tel Aviv 65789
ISRAEL

Milestones, page 36

8.	Please expand this section to identify the milestones you expect to achieve if you obtain 10%, 25%, 50% and 75% of the maximum level of funding.

Response:  Revised.  We have expanded the Milestones section of the document to identify the milestones which we expect to achieve assuming that we sell 75%, 50%, 25% and 10% of the shares offered in this offering.  Please see the Amended Draft.

Certain Relationships and Related Transactions, page 38

9.
In your disclosure regarding the shares issued to your executive officers on June 7, 2010, you describe both Mr. Levinas and Mr. Uziel as serving as your chief executive officer.  In the disclosure under “Directors, Executive Officers, Promoters and Control Persons,” however, you indicate that Mr. Levinas is your chief executive officer and that Mr. Uziel is you chief financial officer.  Please advise or revise.

Response:  Revised.  We have revised the third paragraph of this section in the document to state that Mr. Uziel is our chief financial officer.  Please see the Amended Draft.

Report of Independent Registered Public Accounting Firm, page F-2

10.
We note that your auditors are located in Baltimore, Maryland.  Please tell us where the majority of the company’s operations (assets, liabilities, revenues and expenses) are located.  In this regard, we note your disclosure under “Description of Property” that you do not own any real property and that your corporate offices are in Israel.  We further note your disclosure under risk factor number 8 that your executive officers and directors reside in Israel.  To the extent that your operations are conducted in Israel, tell us how the audit of such operations was concluded.  Your response should include a discussion of the following:

•
Whether another auditor was involved in the audit of the Israel operations.  If so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB).  Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor’s knowledge of US GAAP and PCAOB Standards; and

•
Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within Israel.  To the extent Weinberg & Baer conducted the audit in Israel, tell us whether the firm used the staff from their U.S. office or whether they hired additional staff in Israel to perform the audit procedures.  Tell us whether the staff assigned to the audit were bi-lingual and provide us with the background experience and credentials for each staff member involved in the audit.

ProGaming Platforms Corp.
60 Mazeh Street, Apt 12
Tel Aviv 65789
ISRAEL

Response:  Currently, as disclosed in the document, a majority of our operations (assets, liabilities, revenues and expenses) and our officers and Directors are located in Israel.  Alan Weinberg CPA, partner of the firm Weinberg & Baer LLC, performed all of the required audit procedures in Israel. There was no need for additional staff or assistance from another auditor or audit firm. Mr. Weinberg has over 30 years of auditing and accounting experience including as the audit partner of a medium size CPA firm in Baltimore. Mr. Weinberg is fluent in English and Hebrew.

Item 13.  Other Expenses of Issuance and Distribution, page II-1

11.	Please furnish a reasonably itemized statement of all expenses in connection with the issuance and distribution of the securities to be registered. See Item 511 of Regulation S-K.

Response:  Revised.  In accordance with your comment, we have revised the table on Page II-1 of the document to itemize the expenses portion of the $20,000 for legal, accounting, and expenses.   Please see the Amended Draft.

Recent Sales of Unregistered Securities, page II-2

12.	Please revise to disclose the consideration received in exchange for the securities. Refer to Item 701(c) of Regulation S-K.

Response:  Revised.  We have added a table to this section in the Revised Draft disclosing the aggregate offering prices relating to the issuances to the initial shareholders in June 2010 as required under Item 701(c) of Regulation S-K.  We have also confirmed that there were no underwriting discounts or commissions associated with these offerings.  Please see the Amended Draft.

Undertakings, Page II-3

13.	Please advise why you have modified the language of the undertaking at Item 512(a)(1)(iii) of Regulation S-K.

Response:  Revised.  We have revised paragraph (a)(iii) of the Undertakings on page II-3 of the Revised Draft to conform with the language of Item 512(a)(1)(iii) of Regulation S-K.  Please see the Amended Draft.

*          *          *

We trust that the responses provided above address the issues raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact us at Tel: +972-54-22-9702.

Sincerely,
Tamir Levinas, President and Chief Executive Officer
ProGaming Platforms Corp.

VIA EDGAR

Online Gaming Statistics - Online MBA
Online MBAOnline Gaming

Statistics

April 20, 2010

20 million players have spent 17 billion hours on Xbox Live, which is more than 2 hours for every person on the planet. The online gaming market is worth more than $15 billion, with a total of 40 million users who have registered PlayStation Network accounts. Surprisingly, online gaming is somewhat equally divided between genders, at 58% male players and 42% female players. With progresses in technology and Internet, online gaming is becoming more popular with every day. Some of the bold predict that online gaming will soon become the only way people play video games soon. This is an interesting industry to look into for MBA candidates, as its business plan is created for the future and high speed connections are accessible to more people than ever before. MBA candidates should seize this opportunity to be a part of the future gaming business.

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3 Responses to “Online Gaming Statistics”

1.
How accurate is data from mmogchart.com? It hasn’t been updated in years, and the data gathering methods in general are sketchy. That said, the obsession with and oversaturaion of fantasy games is a strange phenomenon. US moviegoers eat up just as much sci-fi/superhero as fantasy, but for some reason PC gamers do not.

Jeremy

April 22nd, 2010

2.	I just couldnt leave your website before saying that I really enjoyed the quality information you offer to your visitors… Will be back often to check up on new stuff you post!

online games

April 30th, 2010

3.	Thanks for your very informative post, I have bookmarked your site, thanks much!

Nikole Ioli

April 30th, 2010

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Online games market still growing

Demand for subscription massive multiplayer online games (MMOG) will top $2bn (£1.3bn) by 2013, according to a new report.

The study, by analysts Screen Digest, said the market had been driven by attempts to emulate World of Warcraft.

The findings suggest that the MMOG's market in Europe and North America grew by 22% and was worth $1.4bn (£0.9bn).

There are at least 220 active MMOGs, although many of these are exclusive to South East Asia.

Speaking to the BBC, Piers Harding-Rolls - senior analyst with Screen Digest - said that despite the recession, subscription MMOG's were still showing significant growth.

“ Once you're a subscriber you're likely to stay a subscriber ”
Piers Harding-Rolls

"Some games are eroding World of Warcraft's (WoW) position - Warhammer Online and Age of Conan being the two most significant - but that's more down to their growth rather than any decline on WoW's part.

"WoW's market share was 60% in 2007 and 58% in 2008, but in terms of revenue, it went up year-on-year and is still going big guns.

Mr Harding-Rolls said that a combination of new title releases, different payment systems, and games that target specific demographics had helped the rise in popularity of MMOGs.

10 MOST POPULAR SUBSCRIPTION GAMES IN TERMS OF SPENDING
•  1) World of Warcraft
•  2) Club Penguin
•  3) RuneScape
•  4) Eve Online
•  5) Final Fantasy XI
•  6) The Lord of the Rings Online
•  7) Dofus
•  8) Age of Conan
•  9) City of Heroes
•  10) EverQuest II
• Source: Screen Digest

"If you look at the example of RuneScape, this is a game pitched at a teenage audience. You can play it for free or you can pay a premium and get a better service without advertising.

"It's an effective way to build a subscription base, rather than the traditional routes that involve PR, hype and having a service that has to be almost perfect from day one," he said.

The report examines revenue made from subscription based services, rather than total player numbers, in Europe and North America.

Size matters

Some games - such as the German title Panfu and Tribal Wars - are in the 10 most popular games when it comes to player numbers, but not in terms of spending.

In addition, some games - such as Warhammer Online - were released late in 2008 and so didn't make the list. However, Mr Harding-Rolls thought that Warhammer would be one of the top three when next years list comes out.

There has been much speculation on how the video games industry would fare during the recession, with many experts - such as the British veteran game designer, Peter Molyneux - expecting a lot of price pressure on games.

Mr Harding-Rolls said that, for now, it was a case of wait and see when it came to MMOGs.

"Under the current conditions, it will probably be harder for publishers to pick up new customers and gamers who have multiple accounts on different games may well scale back which game they play.

"That said, playing a video game - especially a MMOG - is a low value proposition to a user and once you're a subscriber you're likely to stay a subscriber for at least a few months."

Story from BBC NEWS:
http://news.bbc.co.uk/go/pr/fr/-/2/hi/technology/7960785.stm

Published: 2009/03/24 12:34:52 GMT

© BBC MMIX

Print Sponsor

Press Release - Comscore

Online Gaming Continues Strong Growth in U.S. as Consumers Increasingly Opt for Free Entertainment Alternatives

Distributed Gaming Content Publishers Compare Favorably Against Gaming Destination Sites

RESTON, VA, July 10, 2009 – comScore, Inc. (NASDAQ: SCOR), a leader in measuring the digital world, today released an overview of the online gaming category among U.S. Internet users, which showed a significant increase in the size of its audience during the past year as consumers increasingly opt for cheaper entertainment alternatives, driven in part by the reality of economic challenges. The category attracted 87 million U.S. visitors in May 2009, up 22 percent versus year ago.

Yahoo! Games ranked #1 in the category with 19.4 million visitors, representing a 6-percent increase over the past year, followed by EA Online with 18 million visitors (up 34 percent), Nickelodeon Casual Games with 14.8 million visitors, and WildTangent Network with 13.8 million (up 16 percent). GSN Games Networks achieved particularly strong gains in the past year, growing 563 percent to 6 million visitors, due primarily to the additions of entities such as WorldWinner.com and CrazyMonkeyGames.com.

Top Online Gaming Sites

May 2009 vs. May 2008

Total U.S. – Home/Work/University Locations

Source: comScore Media Metrix

	Total Unique Visitors (000)
	May-2008	May-2009	% Change
Total Internet : Total Audience	190,858	193,825	2
Online Gaming	71,624	87,102	22
Yahoo! Games	18,340	19,391	6
EA Online	13,374	17,988	34
Nickelodeon Casual Games	N/A	14,836	N/A
WildTangent Network	11,896	13,844	16
Disney Games	12,137	11,717	-3
MSN Games	10,017	8,986	-10
AOL Games	8,318	8,711	5
MINICLIP.COM	7,551	8,432	12
Betawave Partners - Partial List	3,894	7,406	90
Spil Games	4,345	7,163	65
GSN Games Network	910	6,034	563
Big Fish Games Sites	4,392	5,592	27
ARMORGAMES.COM	2,684	3,860	44
Y8.COM	1,243	3,537	185
GAMEVANCE.COM	3,982	3,466	-13
RealArcade Sites	6,143	3,427	-44
IWIN.COM	2,112	3,356	59
Midasplayer.com Ltd.	1,601	2,872	79
GAMENINJA.COM	1,172	2,434	108
Stardoll Sites	N/A	2,294	N/A

“Online gaming continues to be one of the top gaining categories over the past year growing at ten times the rate of the total U.S. Internet population and reaching nearly one out of every two Internet users,” said Edward Hunter, comScore director of gaming solutions. “And the growth in the category is occurring not only at the top gaming destination sites, but also through viral distribution platforms, including widgets and applications. In fact, some online gaming companies that distributed their games across sites are reaching as many people as the top online gaming sites.”

Distribution Platforms Increase in Significance to Online Gaming Market

Distributed content, as measured by comScore Extended Web Metrix, represents a growing trend in the online gaming space. Distributed content platforms, including widgets and applications, can often reach audiences of a size comparable to online gaming destination sites. MochiMedia, for example, reached a combined audience of 16.9 million in May, greater than all but two sites in the online gaming category. Games2Win reached 1.8 million people, which compares favorably with the top twenty sites in the category, while Tetris Online reached 165,000 people.

Top Online Gaming Extended Web Entities*
May 2009
Total U.S. – Home/Work/University Locations
Source: comScore Media Metrix (Extended Web)

	Total Unique Visitors (000)	% Reach
Total Internet : Total Audience	193,825	100.0
MochiMedia	16,919	8.7
Games2Win	1,822	0.9
Tetris Online	165	0.1

*Measurement of extended web entities requires participation from publishers to tag distributed content for measurement purposes. The sites listed do not represent an exhaustive list of online gaming publishers with distributed content.

“The power and reach of viral content distribution is well captured by comScore Extended Web Metrix,” said Alok Kejriwal, CEO and Co-Founder, Games2win. “With these latest consumer traffic numbers, we can now effectively present and strategically leverage our accelerating audience reach, and share data with our advertisers, marketers and partners that represents a holistic view of who is playing our games and from where.”

About comScore
comScore, Inc. (NASDAQ: SCOR) is a global leader in measuring the digital world and preferred source of digital marketing intelligence. For more information, please visit www.comscore.com/companyinfo.

Contact:
Andrew Lipsman
Director, Marketing Communications
comScore, Inc.
+1 312 775 6510

For Immediate Release
For more information:

David Riley
516-625-2277
david.riley@npd.com

The NPD Group, Inc.
900 West Shore Road
Port Washington, NY 11050

PC GAME DIGITAL DOWNLOADS REACHING PARITY WITH IN-STORE PURCHASES
ACCORDING TO THE NPD GROUP, IN 2009, 21.3 MILLION PC GAMES WERE DOWNLOADED IN THE U.S. VERSUS 23.5 MILLION PURCHASED AT RETAIL

PORT WASHINGTON, NEW YORK, July 21, 2010 - According to the PC Games Digital Downloads: Analyst Report, from leading market research company, The NPD Group, in 2009, 21.3 million PC Game full-game digital downloads were purchased online in the U.S. compared to 23.5 million physical units purchased at retail during the same period.

While NPD’s point-of-sale research shows that PC physical retail sales experienced a year-over-year revenue decline in 2009, it was still slightly larger than PC digital download sales on a unit basis.  PC digital downloads represented close to half of unit sales across digital and retail at 48 percent in 2009, and accounted for 36 percent of dollar sales.

PC Games Digital Downloads: Analyst Report segments the PC full-game digital download landscape into two Web-based ‘retailer’ segments (offers games for download, and with no physical storefront): Casual Digital Retailers, which often focus on smaller, easily accessible games that typically utilize try-and-buy or advertising revenue models; and Frontline Digital Retailers, which often focus on titles that are also offered in retail stores as physical purchases.

Top 5 Frontline Digital Retailers – 2009 (based on unit % share)

1.	Steampowered.com
2.	Direct2drive.com
3.	Blizzard.com
4.	EA.com
5.	Worldofwarcraft.com

Top 5 Casual Digital Retailers – 2009 (based on unit % share)

1.	Bigfishgames.com
2.	Pogo.com
3.	Gamehouse.com
4.	iWin.com
5.	Realarcade.com

Frontline Digital Retailers increased their share of the PC full-game digital download market in the second half of 2009, at the expense of the Casual Digital Retailers.

Free Gaming Vs. Digital Retailers

One of the most significant factors contributing to the decline in share captured by Casual Digital Retailers is the increase in popularity of free social network gaming and free mobile gaming.

“The popularity of social network gaming increased from Q3’09 to Q4’09 as 4.8 million more people played games on a social network in the U.S.,” said Anita Frazier, industry analyst, The NPD Group.  “This demonstrates how consumers can now experience casual types of games through myriad vehicles, broadening the competitive landscape.”

Free mobile gaming is also capturing the attention of gamers, illustrated by the 30 percent increase in usage of the iPhone and the iPod Touch as gaming devices from Q2’09 to Q4’09. Furthermore, 97 percent of those who downloaded a game app in Q4’09 downloaded a free version of a game.

Methodology:
Information contained in this press release sources from two of The NPD Group’s ongoing consumer services covering the games industry:

- Games Acquisition Monitor
The NPD Group’s Games Acquisition Monitor is a quarterly tracker which measures both digital and physical forms of games acquisition activity, volume, awareness and usage of retailers and services, as well as other technology and entertainment activities that could influence game acquisition trends. It is based on online survey responses from over 8,000 members of NPD’s online consumer panel.  Data is weighted and projected to be representative of the U.S. population ages 2 and older.

- NPD Consumer Tracker
NPD collects data on PC game purchases via its weekly video games consumer survey. Each week, over 180,000 individuals are selected from the NPD online consumer panel to participate in one of four weekly studies. The responding sample is demographically weighted and projected through a series of steps to represent the Total Adult (18+) and Total Teen (13-17) U.S. population. Respondents to the survey report whether in the past week they purchased a PC game on a disc or downloaded the game from a web site directly to their computers.

Only digital purchases of games from the above websites are tracked in this report. Shipped boxed products from these sites are not covered; information about these can be obtained through our PC Retail Tracking service.

About The NPD Group, Inc.
The NPD Group is the leading provider of reliable and comprehensive consumer and retail information for a wide range of industries. Today, more than 1,800 manufacturers, retailers, and service companies rely on NPD to help them drive critical business decisions at the global, national, and local market levels. NPD helps our clients to identify new business opportunities and guide product development, marketing, sales, merchandising, and other functions. Information is available for the following industry sectors: automotive, beauty, commercial technology, consumer technology, entertainment, fashion, food and beverage, foodservice, home, office supplies, software, sports, toys, and wireless. For more information, contact us, visit http://www.npd.com/, or follow us Twitter at https://twitter.com/npdgroup.

The NPD Group - 900 West Shore Road - Port Washington, NY 11050 - www.npd.com